UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 10)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

HAITONG SECURITIES CO., LTD.
(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

The People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)

GUOTAI JUNAN SECURITIES CO., LTD.
(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Investor Relations Office

Tel: +86 21 63411000

Email: haitong@haitong.com

Company Address: No. 888 South Zhongshan Road, Shanghai, China

Zip Code: 200011

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description

99.1*	Joint announcement (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A shares and H shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A shares under the proposed placement and (4) resumption of trading
99.2*	Proposed merger and share exchange of Guotai Junan Securities and Haitong Securities – Announcement published on the Shanghai Stock Exchange
99.3**	Joint announcement delay in despatch of the joint circular and monthly update in relation to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H shares for the Proposed Merger and (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the Proposed Placement
99.4***	Joint circular (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A shares and H shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of a shares by Guotai Junan Securities under the proposed placement (4) special deal (5) notice of the Guotai Junan EGM (6) notice of the Haitong EGM and (7) notice of the Haitong H shareholders’ class meeting
99.5***	Notice of the 2024 Third Extraordinary General Meeting
99.6***	Form of Proxy of Holders of H Shares for use at the 2024 third extraordinary general meeting to be held on 13 December 2024
99.7***	Joint announcement despatch of the joint circular in relation to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A shares and H shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issue of a shares by Guotai Junan Securities under the proposed placement (4) special deal (5) notice of the Guotai Junan EGM (6) notice of the Haitong EGM and (7) notice of the Haitong H shareholders’ class meeting special deal – BOCI Asia Haitong put option arrangement
99.8***	Proposed merger and share exchange of Guotai Junan Securities and Haitong Securities announcement published on the Shanghai Stock Exchange
99.9****	Proposed Merger and Share Exchange of Guotai Junan Securities and Haitong Securities Poll Results of the 2024 Third Extraordinary General Meeting
99.10****	Joint announcement update on progress relating to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H Shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the proposed placement and (4) special deal – BOCI Asia Haitong put option arrangement
99.11*****	Joint announcement update on progress relating to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H Shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the proposed placement
99.12*****	Joint announcement update on progress relating to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H Shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the proposed placement
99.13******	Joint announcement update on progress relating to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H Shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the proposed placement
99.14*******	Joint announcement update on progress relating to (1) proposed merger and share exchange of Guotai Junan Securities and Haitong Securities (2) major transaction and specific mandate for Guotai Junan Securities to issue A Shares and H Shares for the proposed merger (3) connected transaction and specific mandate for the concurrent issuance of A Shares under the proposed placement
99.15********	Joint announcement (1) indicative timeline for the exercise of the Guotai Junan put options and the Haitong put option (2) indicative timeline for implementation of the share exchange and (3) procedures for the exercise of Guotai Junan put option for Guotai Junan H shares and Haitong put option for Haitong H shares
99.16*********	Joint announcement in relation to the withdrawal of listing of Haitong H Shares and Haitong A Shares
99.17**********	Joint announcement implementation of the share exchange and revised indicative timeline
99.18	Announcement on completion of the A Share share exchange and the proposed placement

(b)	N/A

* Previously furnished with the Form CB furnished to the Securities and Exchange Commission on October 10, 2024.

** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on November 1, 2024.

*** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on November 22, 2024.

**** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on December 16, 2024.

***** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on December 23, 2024.

****** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on January 10, 2025.

******* Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on January 21, 2025.

******** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on January 22, 2025.

********* Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on February 26, 2025.

********** Previously furnished with the Form CB/A furnished to the Securities and Exchange Commission on March 3, 2025.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on October 10, 2024.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guotai Junan Securities Co., Ltd. (國泰君安証劵股份有限公司)
By:	/s/ ZHU Jian
Name:	ZHU Jian
Title:	Chairman of the Board
Dated:	March 14, 2025

3